SECU[illegible] 03001617 [illegible]MMISSION

S0 3/3/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 4 2003

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berchwood Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 28th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Berchenbriter 212-830-9333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name — *if individual, state last, first, middle name*)

1375 Broadway, New York, NY 10018
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Berchenbriter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berchwood Partners LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified In New York County
Commission Expires: 12/14/06

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXX Operations
- ☒ (d) Statement of Changes in XXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. Members Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2002

BERCHWOOD PARTNERS LLC

REPORT INDEX

DECEMBER 31, 2002

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS AND DIRECTORS OF BERCHWOOD PARTNERS LLC:

We have audited the accompanying statement of financial condition of BerchWood Partners LLC as of December 31, 2002 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BerchWood Partners LLC at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
January 16, 2003

BERCHWOOD PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	234,132
Fees receivable		1,976,163
Property and equipment at cost, less accumulated depreciation of $11,486		15,996
Other assets		37,150
TOTAL ASSETS	$	2,263,441

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	13,345
Income taxes payable - current		30,760
Income taxes payable - deferred		81,000
Profit sharing plan contribution payable		130,000
Total Liabilities		255,105
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		2,008,336
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,263,441

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

FEE INCOME		$ 2,911,244
EXPENSES:		
Employee compensation and benefits	$ 88,416	
Profit-sharing contribution	130,000	
Communications and computer expenses	48,214	
Rent	29,000	
Insurance	16,634	
Consulting and professional fees	56,840	
Regulatory expenses	5,968	
Travel	16,964	
Other expenses	42,480	
Total Expenses		434,516
OPERATING INCOME		2,476,728
OTHER INCOME:		
Foreign exchange gain	246,515	
Interest income	67,934	
Total Other Income		314,449
INCOME BEFORE PROVISION FOR INCOME TAXES		2,791,177
PROVISION FOR INCOME TAXES:		
Current	31,000	
Deferred	81,000	
Total Provision for Income Taxes		112,000
NET INCOME		$ 2,679,177

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Members' Equity, January 1, 2002	$	46,459
Contributions		90,200
Distributions		(807,500)
Net income		2,679,177
Members' Equity, December 31, 2002	$	2,008,336

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income			$	2,679,177
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	$	4,695		
Deferred income taxes		81,000		
Increase in:				
Fees receivable		(1,976,163)		
Other assets		(23,252)		
Increase (decrease) in:				
Accrued expenses		(640)		
Income taxes payable		30,760		
Profit sharing plan contribution payable		118,827		
Total adjustments				(1,764,773)
Net Cash Provided by Operating Activities				914,404
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchases of property and equipment				(2,650)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Contributions from members		90,200		
Distributions to members		(807,500)		
Net Cash Used in Financing Activities				(717,300)
NET INCREASE IN CASH				194,454
CASH:				
Beginning of year				39,678
End of year			$	234,132
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Income taxes paid			$	795

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily raises capital for private equity and alternative U.S. and non-U.S. investment fund managers.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainers for performance of these services are recognized as they become due. Additional fees for successful placement are recognized when the transaction closes.

Fees receivable denominated in foreign currencies are measured at the transaction date at the foreign exchange rate at that date. At the balance sheet date and upon settlement, the receivable is remeasured at the then current rate. Gains and losses arising from these transactions are included in income.

Advertising costs are expensed as incurred. Advertising expense was $14,735 for the year.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets.

BERCHWOOD PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the company being on a cash basis for tax purposes.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002 the company had net capital of $60,027, which was $48,419 in excess of its required minimum net capital of $11,608. The Company's ratio of aggregate indebtedness to net capital was 2.90 to 1.

NOTE 4 - FEES RECEIVABLE:

Included in fees receivable is $1,786,163 payable in four semi-annual installments through August 2004. The original success fee of $2,469,840 was discounted at a rate of 5%. The unamortized discount as of December 31, 2002 was $75,191.

Fees receivable at December 31, 2002 are due as follows:

2003	$1,077,795
2004	898,368

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under an operating leases expiring in 2004. The lease has escalation clauses that provide for additional rentals based on increases in real estate taxes and operating costs.

Future minimum lease payments under the noncancellable operating lease as of December 31, 2002 are as follows:

2003	$30,000
2004	13,750
	$43,750

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The excess of deposit balances reported by the bank over amounts that would have been covered by federal insurance was approximately $138,000 at December 31, 2002.

NOTE 6 - PROFIT-SHARING PLAN:

The Company maintains a profit sharing plan which covers all eligible employees. Employer contributions are discretionary.

NOTE 7 - MAJOR CUSTOMER:

One customer, located in the United Kingdom, accounted for 85% of fees earned for the year.

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS AND DIRECTORS OF BERCHWOOD PARTNERS LLC:

We have audited the accompanying financial statements of BerchWood Partners LLC as of December 31, 2002 and have issued our report thereon dated January 16, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
January 16, 2003

BERCHWOOD PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2002

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 2,008,336
NONALLOWABLE ASSETS	(2,029,309)
ADJUSTMENT TO NET WORTH - DEFERRED TAX LIABILITY	81,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	60,027
HAIRCUTS ON SECURITIES	-
NET CAPITAL	60,027
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $174,105 OR $5,000 WHICHEVER IS GREATER	11,608
EXCESS NET CAPITAL	$ 48,419
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$ 50,027
DIFFERENCES DUE TO AUDIT ADJUSTMENTS	10,000
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$ 60,027
TOTAL AGGREGATE INDEBTEDNESS	$ 174,105
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.90 to 1

See Independent Auditors' Report on Supplementary Information.

BERCHWOOD PARTNERS LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

BOARD OF DIRECTORS
BERCHWOOD PARTNERS LLC:

In planning and performing our audit of the financial statements and supplemental schedule of BerchWood Partners LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of BerchWood Partners LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
January 16, 2003